Exhibit 99.1

BriaCell Announces Investor and Media Outreach Programs

BERKELEY, Calif. and VANCOUVER, British Columbia, April 15, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, announces that it has recently expanded its investor and media outreach platform in order to enhance communication with investors and increase investor awareness of and interest in the Company, its product candidates, and its clinical programs. The comprehensive program is expected to enhance BriaCell’s dialogue with institutional and retail investors, industry analysts, and the investing public. The following IR and PR groups are currently engaged by the Company. It is important to disclose that BriaCell is unrelated and unaffiliated with each of the following entities, but the following firms and their clients may have an interest, directly or indirectly, in the securities of BriaCell.

CorProminence, LLC d/b/a CORE IR (“Core IR”): Based in Garden City, NY, Core IR is a leading investor relations firm that provides investor relations services pursuant to a marketing and consulting agreement dated March 15, 2021 and amended on April 9, 2021 (the “ Agreement”). Services will include the initiation of strategic market and investor awareness programs by providing comprehensive corporate and shareholder communications development services that will promote the Company’s brand. All such services and goals are subject to the prior approval of the Company. The Agreement has a six-month term (“Initial Term”) and thereafter automatically renews for consecutive six-month terms (“Renewal Term”), unless BriaCell or Core IR provide written notice of its intention not to renew the Agreement five (5) days prior to the end of the Initial Term or any Renewal Term. Core IR will be compensated out of working capital in monthly instalments of USD$13,500 (“Monthly Retainer”). In addition to the Monthly Retainer, BriaCell has granted Core IR an option to purchase up to 60,000 common shares of BriaCell (“Options”) under BriaCell’s stock option plan dated November 24, 2014. The Options are exercisable at US$4.24 per common share of BriaCell (“Shares”). The right to exercise the Options vests in four quarterly installments of 15,000 Shares while the contract is in effect, with the first installment to vest on July 12, 2021. BriaCell has no interest in Core IR or its securities. Core IR has no interest in BriaCell or its securities, except as set out in this news release. Core IR is not a Non-Arm’s Length Party of BriaCell, as that term is defined in TSX Venture Exchange (“TSXV”) policies. The engagement of CORE IR remains subject to the approval of the TSXV.

Dig Media Inc. d/b/a Investing News Network (“INN”): INN is a private company headquartered in Vancouver, Canada, dedicated to providing independent news and education to investors since 2007. BriaCell entered into a campaign allocation agreement with INN on March 29, 2021 for a term of 12-months (the “INN Agreement”). Pursuant to the INN Agreement, INN will provide advertising to increase awareness of the Company. INN does not provide Investor Relations or Market Making services. The INN Agreement is a non-cancellable binding contract. INN will be compensated out of working capital semi-annually in the amount of US$68,000. INN currently holds 1,163 shares of Briacell. INN is not a Non-Arm’s Length Party of BriaCell, as that term is defined in TSX Venture Exchange policies. The engagement of INN remains subject to the approval of the TSXV.

SmallCapVoice.com, Inc.: Based in Cedar Park, TX, SmallCapVoice.com, Inc. (“SmallCapVoice”), is a leading online marketing and investor relations firm that specializes in providing investor communication services to small cap companies using online tools like Search engine optimization (SEO), social media, email campaigns, audio interviews, etc. It is known for its ability to help emerging growth companies build a following among retail and institutional investors in the United States and Canada. On March 24, 2020, BriaCell entered into a financial public relations agreement with SmallCapVoice for a term of one month (“SmallCapVoice Agreement”). Services provided to the Company under the SmallCapVoice Agreement include social media, email campaigns, and audio interviews. SmallCapVoice shall be compensated out of working capital at the end of each month in the amount of US$3,250. Either party to the SmallCapVoice Agreement may terminate the SmallCapVoice Agreement upon one month notice to the other party. The engagement of SmallCapVoice remains subject to the approval of the TSXV.

Pursuant to the option issuance disclosed on March 30, 2021, the options will have an amended effective date of April 13, 2021. All other terms and quantities remain the same.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer.

For additional information on BriaCell, please visit: https://briacell.com/.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s SEC filings. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO

1-888-485-6340

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com